UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Twist Bioscience Corporation
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

90184D100
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90184D100	13G

1	NAMES OF REPORTING PERSONS Ever Alpha Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Island

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
1,594,961
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
1,594,961

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,594,961
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.3% (1)
12	TYPE OF REPORTING PERSON
PN

(1) Based on a total of approximately 48,411,200 shares of common stock of Twist Bioscience Corporation outstanding as of December 9, 2020, as reported in the Issuer’s definitive proxy statement filed with the U.S. Securities and Exchange Commission on January 7, 2021.

CUSIP No. 90184D100	13G

1	NAMES OF REPORTING PERSONS Ever Glory Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Island

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
1,594,961
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
1,594,961

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,594,961
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.3% (1)
12	TYPE OF REPORTING PERSON
OO

(1) Based on a total of approximately 48,411,200 shares of common stock of Twist Bioscience Corporation outstanding as of December 9, 2020, as reported in the Issuer’s definitive proxy statement filed with the U.S. Securities and Exchange Commission on January 7, 2021.

CUSIP No. 90184D100	13G

1	NAMES OF REPORTING PERSONS GF Xinde Capital Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
1,594,961
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
1,594,961

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,594,961
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.3% (1)
12	TYPE OF REPORTING PERSON
OO

(1) Based on a total of approximately 48,411,200 shares of common stock of Twist Bioscience Corporation outstanding as of December 9, 2020, as reported in the Issuer’s definitive proxy statement filed with the U.S. Securities and Exchange Commission on January 7, 2021.

CUSIP No. 90184D100	13G

1	NAMES OF REPORTING PERSONS GF Investments (Hong Kong) Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
1,594,961
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
1,594,961

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,594,961
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.3% (1)
12	TYPE OF REPORTING PERSON
OO

(1) Based on a total of approximately 48,411,200 shares of common stock of Twist Bioscience Corporation outstanding as of December 9, 2020, as reported in the Issuer’s definitive proxy statement filed with the U.S. Securities and Exchange Commission on January 7, 2021.

CUSIP No. 90184D100	13G

1	NAMES OF REPORTING PERSONS GF Holdings (Hong Kong) Corporation Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
1,594,961
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
1,594,961

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,594,961
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.3% (1)
12	TYPE OF REPORTING PERSON
OO

(1) Based on a total of approximately 48,411,200 shares of common stock of Twist Bioscience Corporation outstanding as of December 9, 2020, as reported in the Issuer’s definitive proxy statement filed with the U.S. Securities and Exchange Commission on January 7, 2021.

CUSIP No. 90184D100	13G

1	NAMES OF REPORTING PERSONS GF Securities Co. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
1,594,961
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
1,594,961

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,594,961
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.3% (1)
12	TYPE OF REPORTING PERSON
OO

(1) Based on a total of approximately 48,411,200 shares of common stock of Twist Bioscience Corporation outstanding as of December 9, 2020, as reported in the Issuer’s definitive proxy statement filed with the U.S. Securities and Exchange Commission on January 7, 2021.

Item 1(a). Name of Issuer:

The name of the issuer is Twist Bioscience Corporation, a Delaware corporation (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

The principal executive offices of the Issuer are located at 455 Mission Bay Boulevard South, Suite 545, San Francisco, CA 94158.

Item 2(a). Name of Person Filing:

This Schedule 13G is being filed jointly by (i) Ever Alpha Fund L.P., a Cayman Island limited partnership, (ii) Ever Glory Limited, a Cayman Island limited company, (iii) GF Xinde Capital Management Limited, a Hong Kong limited company, (iv) GF Investments (Hong Kong) Company Limited, a Hong Kong limited company, (v) GF Holdings (Hong Kong) Corporation Limited, a Hong Kong limited company, and (vi) GF Securities Co. Ltd., a China limited company (collectively referred to herein as the “GF Reporting Persons”).

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the GF Reporting Persons is as follows:

Ever Alpha Fund L.P., Ever Glory Limited, and GF Xinde Capital Management Limited: 16th Floor, Metro Plaza, No. 183, Tianhe North Road, Guangzhou, PRC.

GF Investments (Hong Kong) Company Limited and GF Holdings (Hong Kong) Corporation Limited: 30/F Li Po Chun Chambers, 189 Des Voeux Road Central, Hong Kong, Hong Kong.

GF Securities Co. Ltd.: 43rd Floor, Metro Plaza, No. 183, Tianhe North Road, Guangzhou, PRC.

Item 2(c). Citizenship:

See Item 2(a).

Item 2(d). Title and Class of Securities:

Common Stock, par value $0.00001 per share, of Issuer.

Item 2(e). CUSIP No.:

90184D100

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under Section 15 of the Act;
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Not applicable.

Item 4. Ownership

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page hereto for each GF Reporting Person and is incorporated herein by reference for each such GF Reporting Person.

1,594,961 shares are held of record by Ever Alpha Fund L.P. Ever Glory Limited is the general partner of Ever Alpha Fund L.P. Ever Glory Limited is a wholly owned subsidiary of GF Xinde Capital Management Limited. GF Xinde Capital Management Limited is a wholly owned subsidiary of GF Investments (Hong Kong) Company Limited. GF Investments (Hong Kong) Company Limited is a wholly owned subsidiary of GF Holdings (Hong Kong) Corporation Limited. GF Holdings (Hong Kong) Corporation Limited is the wholly owned subsidiary of GF Securities Co., Ltd, a publicly listed company in Hong Kong.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

The GF Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of the Exchange Act. The joint filing agreement among the GF Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021
EVER ALPHA FUND L.P.

	By:	/s/ Ao Xiaomin
	Name:	Ao Xiaomin
	Title:	Director

EVER GLORY LIMITED

	By:	/s/ Ao Xiaomin
	Name:	Ao Xiaomin
	Title:	Director

GF XINDE CAPITAL MANAGEMENT LIMITED

	By:	/s/ Chen Chongyang
	Name:	Chen Chongyang
	Title:	Director

GF INVESTMENTS (HONG KONG) COMPANY LIMITED

	By:	/s/ Sha Jianyuan
	Name:	Sha Jianyuan
	Title:	Director

GF HOLDINGS (HONG KONG) CORPORATION LIMITED

	By:	/s/ Tang Xiaodong
	Name:	Tang Xiaodong
	Title:	Director

GF SECURITIES CO. LTD.

	By:	/s/ Sun Shuming
	Name:	Sun Shuming
	Title:	Director

Schedule 13G Signature Page